UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K AND THE IFRS FINANCIAL RESULTS INCLUDED IN EXHIBIT 99.1 OF THIS FORM 6-K, ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Change in Annual Interest Rate on the Company’s Series B Debentures

On December 31, 2019, Ellomay Capital Ltd. (the “Company”) issued a press release titled “Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2019 (the “Press Release”). As noted in the Press Release, pursuant to the terms of the Company’s Series B Debentures, the Company annual interest rate on the Series B Debentures will decrease by 0.5% and return to its original rate of 3.69% commencing on the date of publication of the Press Release, due to the Company regaining compliance with the financial standards included in the Series B Debentures relating to the ratio of the Company’s equity to balance sheet.

As the Company paid a semi-annual interest payment on account of the Series B Debentures on December 31, 2019, the annual and semi-annual interest rates for the next payment periods of the Series B Debentures will be the same as the original rates of 3.69% and 1.845%, respectively.

For more information, see Item 5.B. and Exhibit 4.24 of the Company’s annual report on Form 20-F, published by the Company on March 29, 2019.

Exhibits

This Report on Form 6-K of Ellomay Capital Ltd. Includes the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2019,” dated December 31, 2019.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the Company’s future noncompliance with the financial covenants, changes in the market and potential defaults of the Company under the Series B Debentures. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: December 31, 2019